October 11, 2024

Mingyu (Michael) Li
Chief Executive Officer
Horizon Space Acquisition II Corp.
1412 Broadway
21st Floor, Suite 21V
New York, NY 10018

       Re: Horizon Space Acquisition II Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 25, 2024
           CIK No. 0002032950
Dear Mingyu (Michael) Li:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Our Founders and Management, page 5

1. We note your response to prior comment 8 and your revised disclosure on page 8. In the first table setting forth the amount of compensation to be received or securities issued or to be issued and consideration paid or to be paid to your sponsor, please revise your disclosure to state the amount of compensation to be received by the sponsor and the amount of securities to be issued to the sponsor upon the conversion of the extension convertible notes. Refer to Item 1602(b)(6) of Regulation S-K.
 October 11, 2024
Page 2

Private Placements, page 15

2. We note your response to prior comment 16. We also note that you refer to Scenario
       D, 100% redemptions, and include footnote 4, which references 100% redemptions.
       Please revise your disclosure here to ensure consistency with your disclosure on page
       99.
Dilution, page 99

3.     We note your response to prior comment 16 and revisions that redemptions in
       connection with your initial business combination cannot cause your net tangible assets to be less than $5,000,001, thereby capping the maximum redemptions
       permitted. Please revise your tabular dilution disclosure, in this section and throughout your prospectus as appropriate, to provide quartile intervals based on percentages of such maximum redemption threshold and not based on absolute
       percentages of shares issued in your offering. For example, please note that if the
       maximum redemption is 97.5%, then you could add    25% of Maximum
Redemption
       (24.375%).    Refer to Item 1602(a)(4) of Regulation S-K.
4. Please address the following and ensure that your dilution disclosures fully comply with Item 1602(c) of Regulation S-K.
           Tell us why you present "possible sources of dilution" as the lead-in to your tabular disclosure rather than the effect of material probable or consummated transactions as prescribed in Item 1602(a)(4) of Regulation S-K. Revise your disclosure as necessary.
           Revise to present the tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold and to include the following:
             o the offering price; net tangible book value per share, as adjusted for material probable or consummated transactions (other than the de-SPAC transaction itself) as required in Item 1602(a)(4) of Regulation S-K; and the difference between the offering price and such net tangible book value per share, as adjusted;
             o the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;
             o the number of shares used to determine net tangible book value per share, as adjusted; and
             o any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.
             Outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.
           Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

       Please contact Jee Yeon Ahn at 202-551-3673 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please
 October 11, 2024
Page 3

contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance
cc:   Er (Arila) Zhou, Esq.